Copernic Inc. Announces 2008 First Quarter Results

Montreal, Canada, May 8, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the first quarter ended March 31, 2008. Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue was $1.7 million for the first quarter 2008, same as fourth quarter 2007 compared to $2.6 million in the first quarter of 2007
▪	Net loss of $1.1 million ($0.07 per share) for the first quarter 2008 compared to net loss of $1.4 million ($0.10 per share) in the first quarter 2007
▪	Total expenses were at $2.2 million for the first quarter 2008 compared to $3.3 million for the first quarter 2007
▪	Liquidities sufficient to meet normal operating requirements until end of Q1 2009, were at $6.2 million as of March 31, 2008, compared to $6.9 million as of December 31, 2007.

Recent Highlights

▪	Won first prize in CTIA wireless 2008 E-Tech Award, recognized for innovation in the Enterprise solutions Category
▪	Signed licensing deal with multi-national consulting firm for a corporate wide site license of Copernic Desktop Search Corporate Edition
▪	Expanded global reach of Copernic desktop Search Corporate Edition with availability in French, German and Spanish

At the end of Q1 2008, Copernic took action and focused on a cost reduction plan for approximately $1.5 million on an annualized basis of which $1 million is related to reduced manpower. Mr. Ferland recently appointed President and CEO stated “these costs reductions are necessary in order for the Company to achieve profitability in the future.” Furthermore, he stated “marketing programs would be launched immediately to monetize Copernic’s technology in order to increase revenues.”

Financial Results for the quarter ended March 31, 2008

Revenues in the first quarter of 2008 totalled $1,709,000, down from $2,643,000 in the first quarter of 2007 mainly due to a decline in search and graphic advertising. Revenues in Q1 2008 were slightly higher than Q4 2007 by $55,000.

Gross margin in the first quarter 2008 was 60%, compared to 66% in the same quarter in 2007 mainly due to higher payouts to partners which deliver better quality traffic and usage of more bandwidth for having run our new Canadian data centers in parallel with the ones located in the United States. In April 2008 our US data centers were shut down.

Expenses in the first quarter of 2008 were at $2,182,000, compared to $2,751,000 excluding write-downs and settlement costs in Q4 2007 and $3,288,000 in Q1 2007.

Net loss in the first quarter 2008 was $1,086,000 ($0.07 per share), compared to a net loss of $1,381,000 ($0.10 per share) in the same quarter 2007.

Liquidities totalled $6,179,000, which was a decrease of 693,000 over the balance as at December 31, 2007. Liquidities included restricted cash of $828,000 which should be entirely available by the end of Q2 2008.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 #118
Telephone:  (514) 908-4318
Email:  dbertrand@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at March 31, 2008 $	As at December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	5,351,028	2,099,560
Restricted Cash	827,552	807,468
Temporary investments	-	3,965,384
Accounts receivable	870,181	918,033
Income taxes receivable	227,396	221,205
Prepaid expenses	150,510	208,655

	7,426,667	8,220,305

Property and equipment	393,015	459,872

Intangible assets	2,072,697	2,320,676

Goodwill	7,357,003	7,357,003

	17,249,382	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,548,617	1,520,619
Deferred revenue	242,257	211,455
Deferred rent	9,685	11,016
Income tax payable	8,100	8,100
Current portion capital lease obligations	55,302	56,071

	1,863,961	1,807,261

Capital lease obligations	81,367	99,788
Future income taxes	577,763	650,413

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,796,591	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(88,187,922)	(87,101,730)

	14,726,291	15,800,394

	17,249,382	18,357,856

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended
	March 31
	2008 $	2007 $

Revenues	1,709,026	2,642,904

Cost of revenues	680,620	885,714

Gross Margin	1,028,406	1,757,190

Expenses
Marketing, sales and services	433,813	448,331
General and administration	942,210	1,831,211
Product development and technical support	606,422	595,109
Amortization of property and equipment	47,173	56,342
Amortization of intangible assets	253,053	491,116
Interest and other income	(78,486)	(142,826)
Write-down of property and equipment	21,531	-
Loss (gain) on foreign exchange	(43,734)	8,608

	2,181,982	3,287,891

Loss from continuing operations before income taxes	(1,153,576)	(1,530,701)

Current income taxes	5,267	-
Recovery of future income taxes	(72,651)	(149,999)
	(67,384)	(149,999)

Net loss for the period	(1,086,192)	(1,380,702)

Basic and diluted net loss per share	(0.07)	(0.10)

Weighted average number of shares outstanding -basic and diluted	14,637,531	14,375,857

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the three months ended
	March 31,
	2008 $	2007 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(1,086,192)	(1,380,702)
Adjustments for
Amortization of property and equipment	47,173	56,342
Amortization of intangible assets	253,053	491,116
Employee stock-based compensation	12,089	296,672
Future income taxes	(72,651)	(149,999)
Write-down of property and equipment	21,531	-
Unrealized loss on foreign exchange	(6,184)	-
Net change in non-cash working capital items	157,276	1,003,846

Cash from (used for) operating activities from continuing operations	(673,905)	317,275
Cash used for operating activities from discontinued operations	-	(6,253)

	(673,905)	311,022

Investing activities
Purchase of intangible assets	(5,074)	(24,437)
Purchase of property and equipment	(1,847)	(55,224)
Net decrease in temporary investments	3,965,384	4,090,639

Cash from investing activities	3,958,463	4,010,978

Financing activities
Issuance of capital stock	-	496,854
Repayment of obligations under capital leases	(13,006)	-

Cash from (used for) financing activities	(13,006)	496,854

Net change in cash and cash equivalents and restricted cash during the period	3,271,552	4,818,854

Cash and cash equivalents and restricted cash - Beginning of period	2,907,028	2,379,617

Cash and cash equivalents and restricted cash - End of period	6,178,580	7,198,471
Cash and cash equivalents and restricted cash comprise:
Cash	1,949,333	2,693,759
Short-term investments	3,401,695	4,504,712

	5,351,028	7,198,471
Restricted Cash	827,552	-

	6,178,580	7,198,471